Exhibit 3
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RNS Number:5423T
WPP Group PLC
03 November 2005

                                                                 3 November 2005

                             WPP Group plc ("WPP")

WPP announces that application has been made to the UK Listing Authority and to the London Stock Exchange for the block listing of 78,175,000 ordinary shares of 10p each fully paid.

The application is being made in respect of shares that may fall to be issued pursuant to the:

WPP Executive Share Option Plan, being a maximum of 53,000,000 ordinary shares of 10p each;

WPP Worldwide Ownership Plan, being a maximum of 11,500,000 ordinary shares of 10p each;

Grey Advertising Inc Stock Incentive Plan, being a maximum of 2,560,000 ordinary shares of 10p each;

Y&R schemes, being a maximum of 11,115,000 ordinary shares of 10p each;

These shares, when issued, will rank pari passu in all respects with the existing issued ordinary shares. Admission of the new WPP ordinary shares to listing on the Official List and to trading on the London Stock Exchange is expected to become effective at 8.00 am U.K. time on November 4 2005.

Contact:

Feona McEwan, WPP London                44-20 7408 2204
www.wpp.com


                       This information is provided by RNS

            The company news service from the London Stock Exchange
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